

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2024

Christopher J. Munyan
Chief Financial Officer
Swiftmerge Acquisition Corp.
4318 Forman Avenue
Toluca Lake, CA 91602

   Re: Swiftmerge Acquisition Corp.
     Form 10-K for the year ended December 31, 2023
     Filed April 1, 2024
     Form 10-K/A for the year ended December 31, 2023
     Filed July 26, 2024
     File No. 001-41164

Dear Christopher J. Munyan:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Real Estate & Construction